As filed with the Securities and Exchange Commission on January 10, 2025

Securities Act Registration No. 333-249784

Investment Company Act Registration No. 811-23615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

(CHECK APPROPRIATE BOX OR BOXES)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 28	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 30	☒

PERPETUAL AMERICAS FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

1 Congress Street, Suite 3101

Boston, Massachusetts 02114

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (617) 933-0716

Andrew Jolin

1 Congress Street, Suite 3101

Boston, Massachusetts 02114

(Name and Address of Agent for Service)

COPY TO:

George Raine, Esq.

Ropes & Gray LLP

Prudential Tower 800 Boylston Street

Boston, MA 02199-3600

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE: This Post-Effective Amendment No. 28 (the “Amendment”) to the Registration Statement on Form N-1A of Perpetual Americas Funds Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an additional exhibit to the Registration Statement.

Accordingly, this Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

This Amendment incorporates by reference the information contained in Parts A and B of Post-Effective Amendment No. 26 to the Trust’s Registration Statement, which was filed on October 28, 2024.

PART C

OTHER INFORMATION

Item 28. Exhibits.

(a)	Second Amended and Restated Agreement and Declaration of Trust, dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(b)	Second Amended and Restated Bylaws, dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(c)	Instruments Defining Rights of Security Holder. None, other than in the Second Amended and Restated Agreement and Declaration of Trust and the Second Amended and Restated Bylaws of the Registrant.

(d)	(i) Amended and Restated Investment Advisory Agreement between Registrant and JOHCM (USA) Inc, dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(ii) Amended and Restated Schedule A to the Amended and Restated Investment Advisory Agreement between Registrant and JOHCM (USA) Inc, dated March 28, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(iii) Amended and Restated Sub-Advisory Agreement between JOHCM (USA) Inc and Thompson, Siegel & Walmsley LLC (“TSW”), dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 20 to the Registrant’s Registration Statement on Form N-1A, filed on January 29, 2024.

(iv) Amended and Restated Schedules A and B to the Amended and Restated Sub-Advisory Agreement between JOHCM (USA) Inc and TSW, adding the TSW Core Plus Bond Fund, dated March 28, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(v) Amended and Restated Sub-Advisory Agreement between JOHCM (USA) Inc and Trillium Asset Management, LLC (“Trillium”), dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(vi) Sub-Advisory Agreement between JOHCM (USA) Inc and Barrow, Hanley, Mewhinney & Strauss, LLC (“Barrow Hanley”), dated May 15, 2024, incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, filed on October 28, 2024.

(e)	(i) Amended and Restated Distribution Agreement between Registrant and Perpetual Americas Funds Distributors, LLC (f/k/a JOHCM Funds Distributors, LLC), dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(ii) Amendment to the Amended and Restated Distribution Agreement between Registrant and Perpetual Americas Funds Distributors, LLC, dated March 28, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(f)	Bonus or Profit-Sharing Contracts. Not applicable.

(g)	(i) Custody Agreement between Registrant and The Northern Trust Company (“Northern Trust”), dated July 14, 2021, incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed on September 24, 2021.

(ii) Amendment to the Custody Agreement between Registrant and Northern Trust, dated May 26, 2023, incorporated by reference to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A, filed on August 14, 2023.

(iii) Amendment to the Custody Agreement between Registrant and Northern Trust, dated March 29, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(h)	Other Material Contracts.

(i) Amended and Restated Transfer Agency and Services Agreement between Registrant and Northern Trust, dated March 29, 2024, incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, filed on October 28, 2024.

(ii) Fund Administration and Accounting Services Agreement between Registrant and Northern Trust, dated July 14, 2021, incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed on September 24, 2021.

(iii) Amendment to the Fund Administration and Accounting Services Agreement between Registrant and Northern Trust, dated March 29, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(iv) Third Amended and Restated Expense Limitation Agreement between Registrant and JOHCM (USA) Inc, dated June 13, 2024, incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, filed on October 28, 2024.

(v) Amended and Restated Schedule A to the Third Amended and Restated Expense Limitation Agreement between Registrant and JOHCM (USA) Inc, dated November 1, 2024, incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, filed on October 28, 2024.

(vi) Amended and Restated Supplemental Expense Limitation Agreement between Registrant and JOHCM (USA) Inc, dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(vii) Fund of Funds Fee Waiver and Expense Limitation Agreement between the Registrant and JOHCM (USA) Inc (d/b/a Perpetual Americas Funds Services), dated June 13, 2024, incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, filed on October 28, 2024.

(viii) Amended and Restated Shareholder Services, Recordkeeping and Sub-Transfer Agency Services Agreement between Registrant and JOHCM (USA) Inc, dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(ix) Amended and Restated Schedule A to the Amended and Restated Institutional Class Shareholder Services, Recordkeeping, and Sub-Transfer Agency Services Agreement between Registrant and JOHCM (USA) Inc, dated March 28, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(x) Amended and Restated Administration and Compliance Services Agreement between Registrant and JOHCM (USA) Inc, dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(xi) Amended and Restated Schedule A to the Amended and Restated Administration and Compliance Services Agreement between Registrant and JOHCM (USA) Inc, dated March 28, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(xii) Fund PFO/Treasurer Agreement between Registrant and Foreside Fund Officer Services, LLC, dated January 8, 2021, incorporated by reference to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A, filed on January 28, 2022.

(xiii) Fifth Amendment to the Fund PFO/Treasurer Agreement between Registrant and Foreside Fund Officers, LLC, dated March 28, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(xiv) Fund of Funds Investment Agreement between Registrant and Fidelity Rutland Square Trust II, dated December 21, 2023, incorporated by reference to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A, filed on January 28, 2022.

(xv) Amendment to Fund of Funds Investment Agreement between Registrant and Fidelity Rutland Square Trust II, dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(xvi) Name Licensing Agreement between Registrant and Perpetual Americas Ltd., dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(i)	(i) Legal Opinion and consent of Ropes & Gray LLP as to JOHCM Emerging Markets Opportunities Fund, JOHCM Global Select Fund, JOHCM International Select Fund, JOHCM International Small Cap Equity Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHCM International Opportunities Fund, JOHCM Global Income Builder Fund, and JOHCM Credit Income Fund, dated January 26, 2021, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2021.

(ii) Legal Opinion and consent of Ropes & Gray LLP as to Regnan Global Equity Impact Solutions, dated July 16, 2021, incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A, filed on July 16, 2021.

(iii) Legal Opinion and consent of Ropes & Gray LLP as to TSW Emerging Markets Fund, TSW High Yield Bond Fund, and TSW Large Cap Value Fund, dated October 22, 2021, incorporated by reference to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-1A, filed on October 22, 2021.

(iv) Legal Opinion and consent of Ropes & Gray LLP as to Regnan Sustainable Water and Waste Fund, dated February 27, 2023, incorporated by reference to Post-Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A, filed on February 27, 2023.

(v) Legal Opinion and consent of Ropes & Gray LLP as to Trillium ESG Global Equity Fund and Trillium ESG Small/Mid Cap Fund, dated August 14, 2023, incorporated by reference to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A, filed on August 14, 2023.

(vi) Legal Opinion and consent of Ropes & Gray LLP as to TSW Core Plus Bond Fund, dated May 14, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(vii) Legal Opinion and consent of Ropes & Gray LLP as to Barrow Hanley Concentrated Emerging Markets ESG Fund, Barrow Hanley Total Return Bond Fund, Barrow Hanley Credit Opportunities Fund, Barrow Hanley Floating Rate Fund, Barrow Hanley US Value Opportunities Fund, Barrow Hanley Emerging Markets Value Fund, and Barrow Hanley International Value Fund, dated May 15, 2024, incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A, filed on May 15, 2024.

(j)	Other Opinions.

(i) Consent of independent registered public accounting firm, incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, filed on October 28, 2024.

(ii) Consent of independent registered public accounting firm, filed herewith.

(k)	Omitted Financial Statements. Not applicable.

(l)	Initial Capital Agreements. Not applicable.

(m)	(i) Amended and Restated Distribution and Servicing Plan Pursuant to Rule 12b-1, dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(ii) Amended and Restated Schedule A to the Amended and Restated Distribution and Servicing Plan Pursuant to Rule 12b-1, dated March 28, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(n)	(i) Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3, dated February 1, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(ii) Amended and Restated Schedule A to the Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3, dated March 28, 2024, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(o)	Powers of Attorney.

(i) Power of Attorney for Barbara A. McCann, Kevin J. McKenna, and Beth K. Werths, dated January 24, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(ii) Power of Attorney for Joseph P. Gennaco, dated January 24, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(iii) Power of Attorney for Jonathan Weitz, dated January 25, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement, filed on January 26, 2024.

(iv) Power of Attorney for Troy Sheets, dated January 25, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement, filed on January 26, 2024.

(v) Power of Attorney for Andrew Jolin, dated January 25, 2024, incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2024.

(p)	Code of Ethics.

(i) Code of Ethics of the Registrant, incorporated by reference to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A, filed on January 28, 2022.

(ii) Code of Ethics of ACA Foreside, incorporated by reference to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A, filed on August 14, 2023.

(iii) Code of Ethics of JOHCM (USA) Inc, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, filed on January 26, 2021.

(iv) Code of Ethics of TSW, incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, filed on May 14, 2024.

(v) Code of Ethics of Trillium, incorporated by reference to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A, filed on August 14, 2023.

(vi) Code of Ethics of Barrow Hanley, incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A, filed on May 15, 2024.

Item 29. Control Persons. Not applicable.

Item 30. Indemnification.

Reference is made to Article VIII, sections 1 through 3, of the Registrant’s Second Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), which is incorporated by reference herein. In addition, the Registrant maintains a trustees and officers liability insurance policy under which the Registrant and its trustees and officers are named insureds. Certain service providers to the Registrant also have contractually agreed to indemnify and hold harmless the trustees against liability arising in connection with the service provider’s performance of services under the relevant agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser.

JOHCM (USA) Inc, 1 Congress Street, Suite 3101, Boston, Massachusetts 02114, is registered as an investment adviser and is a wholly owned subsidiary of Perpetual Ltd. Additional information about JOHCM (USA) Inc and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the adviser’s Form ADV, file number 801-78083.

Trillium Asset Management, LLC, 1 Congress Street, Suite 3101, Boston, Massachusetts 02114, is registered as an investment adviser and is a wholly owned subsidiary of Perpetual Ltd. Additional information about Trillium Asset Management, LLC and their officers and directors is incorporated by reference to the Statement of Additional Information filed herewith, and the Form ADV, file number 801-17958.

Except as set forth below, the directors and officers of the advisers, have been engaged during the last two fiscal years in no business, profession, vocation or employment of a substantial nature other than as directors or officers of JOHCM (USA) Inc, Trillium Asset Management, LLC or certain of JOHCM (USA) Inc’s corporate affiliates. The business and other connections of the officers and directors of the advisers are listed in Schedules A and D of their Forms ADV as currently on file with the SEC, the text of which Schedules are hereby incorporated herein by reference.

Name and Title	Non-JOHCM (USA) Inc business, profession, vocation, or employment
N/A

Name and Title	Non-Trillium Asset Management, LLC business, profession, vocation, or employment
N/A

Item 32. Principal Underwriter

(a)	Not applicable.

(b)

The following are the Officers and Manager of Perpetual Americas Funds Distributors, LLC, formerly, JOHCM Funds Distributors, LLC (the “Distributor”). The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	President/Manager	None

Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None

Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None

Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None

Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

Susan L. LaFond	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Treasurer	None

Weston Sommers	Three Canal Plaza, Suite 100, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

(c)	Not applicable.

Item 33. Location of Accounts and Records.

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained by the Registrant at 1 Congress Street, Suite 3101, Boston, Massachusetts 02114, and/or by the Registrant’s administrator, transfer agent, fund accounting agent and custodian, The Northern Trust Company, 50 LaSalle St., Chicago, IL 60603; the Registrant’s investment subadvisers, Thompson, Siegel & Walmsley LLC, 6641 W. Broad Street, Suite 600 Richmond, Virginia 23230, Trillium Asset Management, LLC, 1 Congress Street, Suite 3101, Boston, Massachusetts 02114, and Barrow, Hanley, Mewhinney & Strauss, LLC, 2200 Ross Avenue, 31st Floor, Dallas, TX 75201; the Registrant’s compliance and financial control services service provider, Foreside Fund Officer Services, LLC, 3 Canal Plaza, Suite 100, Portland, Maine 04101; the Registrant’s distributor, Perpetual Americas Funds Distributors, LLC, 3 Canal Plaza, Suite 100, Portland, Maine 04101; the Registrant’s investment adviser, JOHCM (USA) Inc, 1 Congress Street, Suite 3101, Boston, Massachusetts 02114, and J O Hambro Capital Management Limited, Ryder Court, Ground Floor, 14 Ryder Street, London SW1Y 6QB, United Kingdom for certain records.

Item 34. Management Services. Not applicable.

Item 35. Undertakings. None.

NOTICE

A copy of the Second Amended and Restated Agreement and Declaration of Trust of Perpetual Americas Funds Trust, together with all amendments thereto, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, Commonwealth of Massachusetts on the 10th day of January, 2025.

Perpetual Americas Funds Trust

By:	/s/ Jonathan Weitz
Name:	Jonathan Weitz
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jonathan Weitz Jonathan Weitz	President and Chief Executive Officer	January 10, 2025

Troy Sheets Troy Sheets*	Treasurer, Chief Financial Officer, and Principal Accounting Officer	January 10, 2025

Joseph P. Gennaco Joseph P. Gennaco*	Trustee	January 10, 2025

Barbara A. McCann Barbara A. McCann*	Trustee	January 10, 2025

Kevin J. McKenna Kevin J. McKenna*	Trustee	January 10, 2025

Beth K. Werths Beth K. Werths*	Trustee	January 10, 2025

*By:	/s/ Jonathan Weitz
Jonathan Weitz, as Attorney-in-Fact
Date: January 10, 2025

Exhibit Index

Exhibit (j)(ii)	Consent of independent registered public accounting firm